UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36206

BIT Mining Limited

428 South Seiberling Street

Akron, Ohio 44306

United States of America

+1 (346) 204-8537

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Form 12b-25 filing for late filing of Form 20-F

BIT Mining Limited (the “Company”) reports that it has filed a Form 12b-25 with the U.S. Securities and Exchange Commission on April 30, 2024 for late filing of its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”). Absent the Form 12b-25, the 2023 Annual Report was due to be filed by April 30, 2024.

On December 31, 2019, the Company announced the formation of a special investigation committee, consisting of the independent members of the Company’s board of directors, to internally investigate (i) alleged illegal money transfers made in connection with the potential development of an integrated casino resort project in Japan and (ii) the previous arrests that were made by the Tokyo District Public Prosecutors Office. The prosecutions resulted in the conviction of government officials and former intermediaries, including an external consultant of the Company who also formerly served as a director of our subsidiary in Japan. The Company has been cooperating with the U.S. Department of Justice (the “DOJ”) and the U.S. Securities and Exchange Commission (the “SEC”) in connection with their investigations into the Company. The Company has been in separate discussions with the Staff of the SEC’s Division of Enforcement and the DOJ regarding potential resolutions to settle these matters. Any potential resolution of these matters would involve payment of monetary penalties (the “Penalty Amounts”) in amounts that are likely to be significant and would be subject to approval by the SEC Commissioners for any proposed SEC settlement and the DOJ for any proposed DOJ resolution.

As of today, the combined Penalty Amounts are still in the process of being finalized considering the Company’s ability to pay those combined Penalty Amounts under its current financial condition. Accordingly, the Company currently is unable to conclude what impact the combined Penalty Amounts may have on the Company’s financial statements for the year ended December 31, 2023 (the “2023 Financial Statements”) to be included in its 2023 Annual Report.

The Company expects to file the 2023 Annual Report once (i) a reasonable assessment has been made about the impact of the combined Penalty Amounts on the 2023 Financial Statements, (ii) an appropriate amount for the combined Penalty Amounts has been accrued for on the 2023 Financial Statements, (iii) the 2023 Financial Statements have been finalized, and (iv) MaloneBailey, LLP, the Company’s independent registered public accounting firm, has completed its audit of the 2023 Financial Statements.

Forward-Looking Statements

This Current Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended by the U.S. Private Securities Litigation Reform Act of 1995. The words “expects” and “intends” and similar terms and phrases are used in this Current Report to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s 2023 Annual Report. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its 2023 Annual Report. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT Mining Limited

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: April 30, 2024